Exhibit 99.1

Bilibili Inc. Announces Fourth Quarter and Fiscal Year 2024

Financial Results

SHANGHAI, China, February 20, 2025 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter and Fiscal Year 2024 Highlights:

•

Total net revenues were RMB7.73 billion (US$1,059.6 million) in the fourth quarter and RMB26.83 billion (US$3,675.9 million) in 2024, representing increases of 22% and 19% year over year, respectively.

•	Advertising revenues were RMB2.39 billion (US$327.2 million) in the fourth quarter and RMB8.19 billion (US$1,121.9 million) in 2024, representing increases of 24% and 28% year over year, respectively.

•	Mobile games revenues were RMB1.80 billion (US$246.3 million) in the fourth quarter and RMB5.61 billion (US$768.6 million) in 2024, representing increases of 79% and 40% year over year, respectively.

•

Gross profit was RMB2.79 billion (US$382.0 million) in the fourth quarter and RMB8.77 billion (US$1,202.0 million) in 2024, representing increases of 68% and 61% year over year, respectively. Gross profit margin reached 36.1% in the fourth quarter and 32.7% in 2024, improving from 26.1% in the fourth quarter of 2023 and 24.2% in the year of 2023, respectively.

•

Net profit was RMB88.9 million (US$12.2 million) for the fourth quarter, compared with net loss of RMB1.30 billion in the same period last year. For 2024, net loss was RMB1.36 billion (US$186.8 million), narrowing by 72% year over year.

•

Adjusted net profit[1] was RMB452.0 million (US$61.9 million) for the fourth quarter, compared with an adjusted net loss of RMB555.8 million in the same period last year. For 2024, adjusted net loss was RMB39.0 million (US$5.3 million), narrowing by 99% year over year.

•

Operating cash flow was RMB1.40 billion (US$191.9 million) for the fourth quarter and RMB6.01 billion (US$824.0 million) for 2024, compared with RMB640.4 million in the fourth quarter of 2023 and RMB266.6 million in the year of 2023, respectively.

•	Average daily active users (DAUs) were 103.0 million in the fourth quarter, compared with 100.1 million in the same period last year.

“We closed 2024 on a strong note, achieving our first quarter of GAAP profitability—a milestone reflecting the value of our community and our relentless effort to enhance our commercialization efficiency,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “In the fourth quarter, our DAUs and MAUs reached 103 million and 340 million, respectively, with users spending an average of 99 minutes daily on our platform. Throughout the year, we advanced our commercialization strategy and improved our products to meet users’ evolving content and consumption needs. For 2024, our total net revenues grew 19% year-over-year to RMB26.83 billion, driven by strong advertising and mobile games businesses, which saw revenue increases of 28% and 40%, both on year-over-year basis, respectively. We are also very encouraged by the emergence of new open-source AI models, making AI solutions accessible and cost-effective. Leveraging our high-quality and exclusive data assets, we expect to benefit even more from this remarkable revolution, unleashing greater value from our unique community.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “Strong growth in our high-margin advertising and mobile games businesses drove total net revenues up by 22% year over year in the fourth quarter. Gross profit surged by 68% year-over-year in the fourth quarter, leading to a 10 percentage-point increase in our gross profit margin to 36.1%. Meanwhile, we generated RMB6.01 billion in operating cash flow for the full year 2024. We also enhanced shareholder returns by repurchasing outstanding ADSs and convertible senior notes totaling US$864.8 million during the year. Looking ahead, we are determined to further unlock the value embedded within our community with more efficient commercialization products and services to drive sustainable profitability over the long run.”

Fourth Quarter 2024 Financial Results

Total net revenues. Total net revenues were RMB7.73 billion (US$1,059.6 million), representing an increase of 22% from the same period of 2023.

Advertising. Revenues from advertising were RMB2.39 billion (US$327.2 million), representing an increase of 24% from the same period of 2023, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB1.80 billion (US$246.3 million), representing an increase of 79% from the same period of 2023, mainly attributable to the strong performance of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia launched in 2024.

Value-added services (VAS). Revenues from VAS were RMB3.08 billion (US$422.4 million), representing an increase of 8% from the same period of 2023, led by increases in revenues from other value-added services and premium membership.

IP derivatives and others. Revenues from IP derivatives and others were RMB464.9 million (US$63.7 million), representing a decrease of 16% from the same period of 2023.

Cost of revenues. Cost of revenues was RMB4.95 billion (US$677.6 million), representing an increase of 5% from the same period of 2023. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs. Revenue-sharing costs, a key component of cost of revenues, were RMB3.17 billion (US$434.2 million), representing an increase of 12% from the same period of 2023, mainly due to the increase of mobile games-related revenue-sharing costs.

Gross profit. Gross profit was RMB2.79 billion (US$382.0 million), representing an increase of 68% from the same period of 2023, mainly attributable to the growth in total net revenues and the decrease in costs related to platform operations, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.66 billion (US$364.7 million), representing a decrease of 10% from the same period of 2023.

Sales and marketing expenses. Sales and marketing expenses were RMB1.24 billion (US$169.4 million), representing a 10% increase from the same period of 2023. The increase was primarily attributable to increased marketing expenses for the Company’s exclusively licensed games.

General and administrative expenses. General and administrative expenses were RMB505.9 million (US$69.3 million), remaining flat compared with the same period of 2023.

Research and development expenses. Research and development expenses were RMB919.3 million (US$125.9 million), representing a 31% decrease from the same period of 2023. The decrease was mainly attributable to the one-off termination expenses of certain game projects that occurred in the fourth quarter of 2023.

Profit/(loss) from operations. Profit from operations was RMB126.4 million (US$17.3 million), compared with a loss of RMB1.30 billion from the same period of 2023.

Adjusted profit/(loss) from operations1. Adjusted profit from operations was RMB463.1 million (US$63.4 million), compared with an adjusted loss from operations of RMB635.1 million from the same period of 2023.

Total other (expenses)/income, net. Total other expenses were RMB61.0 million (US$8.4 million), compared with total other income of RMB13.1 million in the same period of 2023.

Income tax benefit/(expense). Income tax benefit was RMB23.5 million (US$3.2 million), compared with income tax expense of RMB5.1 million in the same period of 2023.

Net profit/(loss). Net profit was RMB88.9 million (US$12.2 million), compared with net loss of RMB1.30 billion from the same period of 2023.

Adjusted net profit/(loss)1. Adjusted net profit was RMB452.0 million (US$61.9 million), compared with an adjusted net loss of RMB555.8 million in the same period of 2023.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net profit per share were RMB0.22 (US$0.03) and RMB0.21 (US$0.03) each, compared with basic and diluted net loss per share of RMB3.13 each in the same period of 2023. Adjusted basic and diluted net profit per share were RMB1.08 (US$0.15) and RMB1.07 (US$0.15) each, compared with an adjusted basic and diluted net loss per share of RMB1.34 each in the same period of 2023.

Net cash provided by operating activities. Net cash provided by operating activities was RMB1.40 billion (US$191.9 million), compared with net cash provided by operating activities of RMB640.4 million in the same period of 2023.

Fiscal Year 2024 Financial Results

Total net revenues. Total net revenues were RMB26.83 billion (US$3.68 billion), representing an increase of 19% from 2023.

Advertising. Revenues from advertising were RMB8.19 billion (US$1,121.9 million), representing an increase of 28% from 2023, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB5.61 billion (US$768.6 million), representing an increase of 40% from 2023. The increase was mainly attributable to the strong performance of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia.

Value-added services (VAS). Revenues from VAS were RMB11.00 billion (US$1.51 billion), representing an increase of 11% from 2023, led by an increase in revenues from live broadcasting and other value-added services.

IP derivatives and others. Revenues from IP derivatives and others were RMB2.03 billion (US$278.5 million), representing a decrease of 7% from 2023.

Cost of revenues. Cost of revenues was RMB18.06 billion (US$2.47 billion), representing an increase of 6% from 2023. The increase was mainly due to increased revenue sharing costs and server and bandwidth costs. Revenue-sharing costs, a key component of cost of revenues, were RMB10.80 billion (US$1.48 billion), representing an increase of 14% from 2023.

Gross profit. Gross profit was RMB8.77 billion (US$1,202.0 million), representing an increase of 61% from 2023, primarily as a result of the growth in total net revenues and the decrease in costs related to platform operations, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB10.12 billion (US$1.39 billion), representing a decrease of 4% from 2023.

Sales and marketing expenses. Sales and marketing expenses were RMB4.40 billion (US$603.0 million), representing a 12% increase from 2023. The increase was primarily attributable to increased marketing expenses for the Company’s exclusively licensed games.

General and administrative expenses. General and administrative expenses were RMB2.03 billion (US$278.3 million), representing a 4% decrease from 2023. The decrease was primarily attributable to a decrease in general and administrative personnel headcount in 2024.

Research and development expenses. Research and development expenses were RMB3.69 billion (US$504.9 million), representing an 18% decrease from 2023. The decrease was mainly attributable to a decrease in research and development personnel headcount in 2024 and the one-off termination expenses of certain game projects that occurred in the fourth quarter of 2023.

Loss from operations. Loss from operations was RMB1.34 billion (US$184.1 million), narrowing by 73% from 2023.

Adjusted loss from operations1. Adjusted loss from operations was RMB60.8 million (US$8.3 million), narrowing by 98% from 2023.

Total other (expenses)/income, net. Total other expenses were RMB56.2 million (US$7.7 million), compared with total other income of RMB331.2 million in 2023. The change was primarily attributable to losses of RMB38.6 million from the repurchase of convertible senior notes in 2024, compared with gains of RMB292.2 million in 2023.

Income tax benefit/(expense). Income tax benefit was RMB36.5 million (US$5.0 million), compared with income tax expense of RMB78.7 million in 2023.

Net loss. Net loss was RMB1.36 billion (US$186.8 million), narrowing by 72% from 2023.

Adjusted net loss1. Adjusted net loss was RMB39.0 million (US$5.3 million), narrowing by 99% from 2023.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB3.23 (US$0.44) each, compared with RMB11.67 each in 2023. Adjusted basic and diluted net loss per share were RMB0.05 (US$0.01) each, compared with RMB8.29 each in 2023.

Net cash provided by operating activities. Net cash provided by operating activities was RMB6.01 billion (US$824.0 million), compared with net cash provided by operating activities of RMB266.6 million for 2023.

Cash and cash equivalents, time deposits and short-term investments. As of December 31, 2024, the Company had cash and cash equivalents, time deposits and short-term investments of RMB16.54 billion (US$2.27 billion).

Share Repurchase Program

On November 14, 2024, the Company announced that its board of directors had approved a share repurchase program of up to US$200 million of its publicly traded securities over a 24-month period. As of December 31, 2024, the Company had repurchased a total of approximately 0.84 million ADSs under this authorized program for a total cost of US$16.4 million.

Repurchase of Convertible Senior Notes

In November 2024, the Company completed the repurchase right offer for its 0.50% Convertible Senior Notes due 2026 (the “December 2026 Notes”). An aggregate principal amount of US$419.1 million (RMB3.01 billion) of the December 2026 Notes was validly surrendered and repurchased with an aggregate cash consideration of US$419.1 million (RMB3.01 billion). After completion of this transaction, the aggregate outstanding principal amount of the April 2026 Notes, the 2027 Notes and the December 2026 Notes was US$13.4 million (RMB96.4 million).

[1]

Adjusted profit/(loss) from operations, adjusted net profit/(loss), and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on February 20, 2025 (8:00 PM Beijing/Hong Kong Time on February 20, 2025). Details for the conference call are as follows:

Event Title:	Bilibili Inc. Fourth Quarter and Fiscal Year 2024 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI046d59fdf9624b6cb006d78f34c43ca0

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted profit/(loss) from operations, adjusted net profit/(loss), adjusted net profit/(loss) per share and per ADS, basic and diluted and adjusted net profit/(loss) attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain/loss on repurchase of convertible senior notes, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	2,857,079	2,821,269	3,083,071	9,910,080	10,999,137
Advertising	1,929,164	2,094,427	2,388,673	6,412,040	8,189,175
Mobile games	1,006,858	1,822,609	1,797,537	4,021,137	5,610,323
IP derivatives and others	555,995	567,315	464,880	2,184,730	2,032,890

Total net revenues	6,349,096	7,305,620	7,734,161	22,527,987	26,831,525
Cost of revenues	(4,689,114)	(4,758,434)	(4,945,945)	(17,086,122)	(18,057,562)
Gross profit	1,659,982	2,547,186	2,788,216	5,441,865	8,773,963
Operating expenses:
Sales and marketing expenses	(1,125,464)	(1,202,407)	(1,236,593)	(3,916,150)	(4,401,655)
General and administrative expenses	(511,906)	(505,386)	(505,861)	(2,122,432)	(2,031,063)
Research and development expenses	(1,327,282)	(906,072)	(919,321)	(4,467,470)	(3,685,214)

Total operating expenses	(2,964,652)	(2,613,865)	(2,661,775)	(10,506,052)	(10,117,932)

(Loss)/profit from operations	(1,304,670)	(66,679)	126,441	(5,064,187)	(1,343,969)
Other income/(expenses):
Investment loss, net (including impairments)	(199,004)	(70,957)	(283,191)	(435,644)	(470,081)
Interest income	126,450	91,279	110,150	542,472	434,980
Interest expense	(29,181)	(17,824)	(19,986)	(164,927)	(89,193)
Exchange gains/(losses)	4,848	(5,909)	10,529	(35,575)	(68,715)
Debt extinguishment (loss)/gain	—	—	(17,649)	292,213	(38,629)
Others, net	110,007	(18,134)	139,107	132,640	175,412

Total other income/(expenses), net	13,120	(21,545)	(61,040)	331,179	(56,226)

(Loss)/profit before income tax	(1,291,550)	(88,224)	65,401	(4,733,008)	(1,400,195)
Income tax (expense)/benefit	(5,140)	8,419	23,533	(78,705)	36,544

Net (loss)/profit	(1,296,690)	(79,805)	88,934	(4,811,713)	(1,363,651)
Net loss/(profit) attributable to noncontrolling interests	206	290	1,026	(10,608)	16,851

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(1,296,484)	(79,515)	89,960	(4,822,321)	(1,346,800)
Net (loss)/profit per share, basic	(3.13)	(0.19)	0.22	(11.67)	(3.23)
Net (loss)/profit per ADS, basic	(3.13)	(0.19)	0.22	(11.67)	(3.23)
Net (loss)/profit per share, diluted	(3.13)	(0.19)	0.21	(11.67)	(3.23)
Net (loss)/profit per ADS, diluted	(3.13)	(0.19)	0.21	(11.67)	(3.23)
Weighted average number of ordinary shares, basic	414,793,013	417,849,446	417,829,038	413,210,271	416,470,256
Weighted average number of ADS, basic	414,793,013	417,849,446	417,829,038	413,210,271	416,470,256
Weighted average number of ordinary shares, diluted	414,793,013	417,849,446	424,208,294	413,210,271	416,470,256
Weighted average number of ADS, diluted	414,793,013	417,849,446	424,208,294	413,210,271	416,470,256

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Condensed Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	15,014	26,781	25,350	63,724	84,178
Sales and marketing expenses	13,960	16,015	18,524	56,649	60,460
General and administrative expenses	150,226	133,825	137,513	596,950	568,194
Research and development expenses	87,859	120,490	113,649	415,321	403,380

Total	267,059	297,111	295,036	1,132,644	1,116,212

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	December 31,
	2023	2024
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,191,821	10,249,382
Time deposits	5,194,891	3,588,475
Restricted cash	50,000	50,000
Accounts receivable, net	1,573,900	1,226,875
Prepayments and other current assets	2,063,362	1,934,788
Short-term investments	2,653,065	2,706,535

Total current assets	18,727,039	19,756,055

Non-current assets:
Property and equipment, net	714,734	589,227
Production cost, net	2,066,066	1,851,207
Intangible assets, net	3,627,533	3,201,012
Goodwill	2,725,130	2,725,130
Long-term investments, net	4,366,632	3,911,592
Other long-term assets	931,933	664,277

Total non-current assets	14,432,028	12,942,445

Total assets	33,159,067	32,698,500

Liabilities
Current liabilities:
Accounts payable	4,333,730	4,801,416
Salary and welfare payables	1,219,355	1,599,482
Taxes payable	345,250	428,932
Short-term loan and current portion of long-term debt	7,455,753	1,571,836
Deferred revenue	2,954,088	3,802,307
Accrued liabilities and other payables	1,795,519	2,558,830

Total current liabilities	18,103,695	14,762,803
Non-current liabilities:
Long-term debt	646	3,264,153
Other long-term liabilities	650,459	567,631

Total non-current liabilities	651,105	3,831,784

Total liabilities	18,754,800	18,594,587

Total Bilibili Inc.’s shareholders’ equity	14,391,900	14,108,397
Noncontrolling interests	12,367	(4,484)

Total shareholders’ equity	14,404,267	14,103,913

Total liabilities and shareholders’ equity	33,159,067	32,698,500

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
	RMB	RMB	RMB	RMB	RMB
Net cash provided by operating activities	640,396	2,225,629	1,400,988	266,622	6,014,854

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
	RMB	RMB	RMB	RMB	RMB
(Loss)/Profit from operations	(1,304,670)	(66,679)	126,441	(5,064,187)	(1,343,969)
Add:
Share-based compensation expenses	267,059	297,111	295,036	1,132,644	1,116,212
Amortization expense related to intangible assets acquired through business acquisitions	47,734	41,776	41,581	191,770	166,909
Termination expenses of certain game projects	354,811	—	—	354,811	—

Adjusted (loss)/profit from operations	(635,066)	272,208	463,058	(3,384,962)	(60,848)

Net (loss)/profit	(1,296,690)	(79,805)	88,934	(4,811,713)	(1,363,651)
Add:
Share-based compensation expenses	267,059	297,111	295,036	1,132,644	1,116,212
Amortization expense related to intangible assets acquired through business acquisitions	47,734	41,776	41,581	191,770	166,909
Income tax related to intangible assets acquired through business acquisitions	(5,563)	(5,406)	(5,358)	(22,376)	(21,578)
Loss/(Gain) on fair value change in investments in publicly traded companies	76,839	(17,778)	14,177	32,964	24,524
Loss/(Gain) on repurchase of convertible senior notes	—	—	17,649	(292,213)	38,629
Termination expenses of certain game projects	354,811	—	—	354,811	—

Adjusted net (loss)/profit	(555,810)	235,898	452,019	(3,414,113)	(38,955)

Net loss/(profit) attributable to noncontrolling interests	206	290	1,026	(10,608)	16,851

Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(555,604)	236,188	453,045	(3,424,721)	(22,104)

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
	RMB	RMB	RMB	RMB	RMB
Adjusted net (loss)/profit per share, basic	(1.34)	0.57	1.08	(8.29)	(0.05)
Adjusted net (loss)/profit per ADS, basic	(1.34)	0.57	1.08	(8.29)	(0.05)
Adjusted net (loss)/profit per share, diluted	(1.34)	0.57	1.07	(8.29)	(0.05)
Adjusted net (loss)/profit per ADS, diluted	(1.34)	0.57	1.07	(8.29)	(0.05)
Weighted average number of ordinary shares, basic	414,793,013	417,849,446	417,829,038	413,210,271	416,470,256
Weighted average number of ADS, basic	414,793,013	417,849,446	417,829,038	413,210,271	416,470,256
Weighted average number of ordinary shares, diluted	414,793,013	417,849,446	424,208,294	413,210,271	416,470,256
Weighted average number of ADS, diluted	414,793,013	417,849,446	424,208,294	413,210,271	416,470,256